EXHIBIT (e)16
September 8, 2005
Initialed for Identification
Edward H. Colt
Secretary,
Meridian Gold Inc.
COMPANY CONFIDENTIAL
NOT TO BE DISTRIBUTED TO NON-PARTICIPANTS
MERIDIAN GOLD COMPANY
LONG TERM INCENTIVE PLAN
Purpose
The purpose of the Corporation’s Long Term Incentive Plan is to attract, retain and motivate employees, officers and directors of the Corporation. This purpose will be achieved by providing an opportunity to purchase common shares on a favorable basis through stock options or by granting restricted shares of the Corporation thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.
Eligibility and Participation
A participant is made eligible because his/her position in the Company has a significant influence on the performance of their business units and Meridian Gold. Generally these participants are senior members of the management team in a position to significantly affect the performance of the Company. These are generally managers with responsibility across the entire business unit, i.e., company executives and general managers; and selected functional managers as well as high potential individual contributors. Participants are individually selected and recommended by Management and approved by the Compensation Committee of the Board of Directors from among those individuals whose decisions significantly affect Meridian’s performance.
Awards
Management will recommend stock option and restricted share awards annually each July to the Compensation Committee of the Board of Directors. These recommendations will be based upon performance ratings previously agreed upon, taking into account individual and Company objectives. All awards shall have a 3 year vesting period. The option and share awards will be based upon a multiplier of the participant’s base salary. The award shall be granted in stock options and/or restricted shares. Of the restricted share grant, a portion may be granted in shares and the remainder may be cash compensation. The restricted

September 8, 2005
Initialed for Identification
Edward H. Colt
Secretary,
Meridian Gold Inc.
share calculation may be adjusted upwardly or downwardly based upon performance factors set by the Compensation Committee. This determination shall be made in February of the following year by the Compensation Committee of the Board of Directors. In the event the award is adjusted upwardly and additional restricted shares are granted, the vesting date shall coincide with the original date of grant from the previous year. Calculation of the cash payment shall be based upon the market value of the Company’s stock at the date of vesting of all eligible restricted share grants respectively and shall be paid at that time.
Administration
The Compensation Committee of the Board of Directors will make the final determination of award amounts and inform Management of their decision. This plan is subject to yearly review and adjustment by the Compensation Committee.